SVF Investment Corp. 2

1 Circle Star Way

San Carlos

California 94070, United States

(415) 539-3099

March 8, 2021

VIA EDGAR

Office of Transportation and Leisure

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ron Alper

Re:	SVF Investment Corp. 2
Registration Statement on Form S-1
File No. 333-252785

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SVF Investment Corp. 2 (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 8, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at +1 212 446 4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Munish Varma
Munish Varma
Chairman and Chief Executive Officer